Finisar Corporation

1389 Moffett Park Drive

Sunnyvale, CA  94098

August 27, 2008

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C.  20549

Attn:  Mr. Gabriel Eckstein

Re:                             Finisar Corporation (the “Company”)

Registration Statement on Form S-1 (File No. 333-148120)

Filed on December 17, 2007

Application for Withdrawal of Registration Statement

Dear Mr. Eckstein:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, we hereby request withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-148120) (the “Registration Statement”).  The Registration Statement was filed to register shares of the Company’s common stock issuable upon the conversion of convertible promissory notes issued in March 2007.  The Company paid off the convertible promissory notes with cash, and the registration of the underlying shares that were issuable upon conversion of the notes is no longer needed.  No securities were issued pursuant to the notes.

Should you have any questions concerning the foregoing, please contact the undersigned at (408) 542-4102 or Joe C. Sorenson of DLA Piper US LLP, the Company’s legal counsel at (703) 773-4130.

Very truly yours,

/s/ Stephen K. Workman
Stephen K. Workman
Chief Financial Officer and Secretary